Exhibit 99.5

The following table sets forth certain summary consolidated financial information for the three and twelve months ended December 31, 2014 and 2013 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$920,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020.  The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than unrestricted subsidiaries and certain excluded subsidiaries that include subsidiaries that own the Constancia and Rosemont projects; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102.  Additional continuous disclosure relating to Hudbay can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For the three months ending December 31:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total revenue	—	—	387,024	346,546	—	—	(258,608)	(210,464)	128,416	136,082
Profit (loss) continuing operations - attributable to owners	(19,165)	(27,424)	27,364	(2,403)	26,185	(23,997)	15,199	(1,680)	49,583	(55,504)
Profit (loss) - attributable to owners	(19,165)	(27,424)	27,364	(2,403)	26,185	(23,997)	15,199	(1,680)	49,583	(55,504)

For the twelve months ending December 31:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total revenue	—	—	842,059	750,066	—	—	(282,103)	(233,265)	559,956	516,801
Profit (loss) continuing operations - attributable to owners	12,882	(76,845)	64,837	33,214	(14,951)	(81,965)	9,188	24,237	71,956	(101,359)
Profit (loss) - attributable to owners	12,882	(76,845)	64,837	33,214	(14,951)	(81,965)	9,188	24,237	71,956	(101,359)

As at December 31, 2014 and December 31, 2013:

	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Current assets	88,103	92,219	240,941	453,170	199,400	379,025	6,372	744	534,816	925,158
Non-current assets	3,265,276	2,347,384	1,335,585	1,259,673	6,568,215	3,113,176	(6,076,384)	(3,801,405)	5,092,692	2,918,828
Current liabilities	43,575	32,333	181,025	192,975	201,637	115,973	7,455	753	433,692	342,034
Non-current liabilities	1,092,096	784,179	1,177,109	1,322,925	1,667,451	540,819	(1,189,560)	(773,678)	2,747,096	1,874,245

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.